THE ENTREPRENEUR'S SHARES: A BALANCED APPROACH TO FOUNDER'S EQUITY

When accepting money from outside investors, entrepreneurs are generally asked to give up some degree of control over their start-up, exchanging equity in their company for cash. In an effort to minimize the control they relinquish, upon formation of their company entrepreneurs can grant themselves equity that comes with special rights. These rights, such as special voting privileges or guaranteed board seats, allow founders to maintain control of their company in spite of a dwindling ownership percentage. They may also include special rights that make it possible for a founder to cash out some of his equity prior to an IPO or other exit event.

Investors, of course, may prefer that founders not be granted these special rights, and the extent to which these rights survive a round of financing will be the product of negotiation and leverage between the parties. But even though none of these rights may survive, they can play a crucial role in leveling the playing field heading into negotiations, while also signaling to investors that the founders want to be active collaborators in the growth of the company going forward. A reasonable and balanced approach will also let investors know that the founders will be savvy, but practical, partners. We believe that the special rights granted to founders under our model formation documents are a balanced approach that fairly aligns the interests of founders and investors.

FOUNDER CONTROL

Our model formation documents provide that founders are issued a special class of common stock dubbed the "Entrepreneur's Shares" or "Class E" Common Stock. These shares carry protective provisions, similar to those typically granted to holders of preferred stock, requiring a majority vote of Class E stock for the company to undertake certain actions: (1) amend the Certificate of Incorporation or by-laws of the company, (2) acquire or dispose of capital stock of a subsidiary other than a wholly owned subsidiary, (3) change the size of the board of directors, (4) create an additional class or series of capital stock, or change the authorized number of shares of any class or series of capital stock, and (5) liquidate, merge or consolidate the company.

Class E stock also carries special rights with respect to the company's board of directors. Holders of Class E stock, voting separately from all other stockholders, are entitled to elect a majority of the members of the board of directors serving at any given time, ensuring that at all times the founders will maintain majority control of the board. Further, a unanimous vote of the Class E appointments to the board is required in order for the company to make changes to its stock option plan, or to issue any debt securities.

Notably absent from our formation documents are across-the-board "super-voting" rights for Class E stockholders. Other initial capitalization schemes provide, for example, that founders' shares carry 10-1 voting rights on all matters brought before the stockholders. We believe such a structure is particularly unappealing to investors, who may not want to purchase preferred shares with voting rights dwarfed by those of the founders. Our model, in which all shares carry equal voting rights, promotes an atmosphere of collaboration between founders and investors, while vesting ultimate control in the company in the founders through protective provisions and board seats. While investors may also balk at our model, we believe it appears more reasonable than super-voting provisions at first glance, and will lead to more productive negotiations regarding post-investment control over the company.

FOUNDER LIQUIDITY

As a collateral benefit to our approach, founders holding Class E Common Stock can also enjoy greater liquidity of their shares. Unless they are bought out or the company undertakes an IPO, it can be difficult for founders to convert their equity in a company into cash — Investors are rarely willing to buy common stock from a founder during a round of preferred financing. Moreover, if a founder sells his shares of common stock, the strike price for any common stock options will have to be pegged to the consideration he receives. The same effect on option pricing will occur if he sells his common stock back to the company via redemption.

Some structures attempt to solve this problem by issuing to founders a portion of their equity, perhaps 15%, in the form of special convertible stock that converts into whatever class of preferred is being sold in a later round of financing. So, for example, in a Series A Financing, an investor might buy most of its shares of Series A from the Company, but will also buy a portion directly from the founder, who has converted his convertible stock into Series A. In this manner, the founder is able to take some money off the table.

While appealing, the above approach lacks flexibility for the founder. The founder must decide from the outset how much of his equity in the company should be potentially convertible into preferred stock. If, upon forming the company, he receives 15% of his equity in the form of convertible stock, then that is the maximum amount of equity he can sell for cash in this manner. Once a preferred financing is at hand, it will be too late for the founder to issue himself additional convertible stock at par value.

The above approach also presents problems for investors who may prefer to buy directly from the company for a number of reasons. As a matter of principle, investors likely prefer that their money goes into the working capital of the company that they now own a part of, and not into the founder's pocket.

But also, as a regulatory matter, institutional investors relying on the "venture fund" exemption from registration under the Investment Advisors Act may be required to buy shares directly from the company. A purchase of shares from the founder, rather than from the company, would constitute a "non-qualifying investment" under the venture fund exemption. A fund will lose its exemption if over 20% of its portfolio consists of such non-qualifying investments.

Our approach provides a different path to founder liquidity that avoids many of these problems. Following a round of financing, the company can simply redeem a portion of the founder's Series E shares for cash. Because Series E shares carry rights and preferences different from common stock, this redemption will not affect common stock option pricing. Moreover, the founder's potential for liquidity is not "baked in" to his equity from the start, as it is with convertible stock. When the time is appropriate, the founder can seek redemption of any portion of his Series E shares.

From the investors' perspective, the redemption approach avoids venture fund exemption issues, as investors can still buy their preferred shares directly from the company. And redemption provides flexibility to find the appropriate balance.

Many entrepreneurs, reluctant to get bogged down in complexities or scare wary investors, may be tempted to set up their company with a straightforward, single class capitalization. But if drafted with a delicate

touch, we believe a more developed initial capitalization structure can give entrepreneurs greater flexibility and control without turning off future investors.

To summarize, we believe startups should be set up as follows:

(a) Class A Common reserved for employees, advisors and other issuances of common stock (including common stock underlying options).
(b) Class E (Entrepreneur) Common issued to the founders. Class E Common has certain protective provisions analogous to Preferred Stock and the right to designate a certain number of board members.
(c) Preferred Stock for investors.

Our Model Certificate of Incorporation for Start-Ups can be accessed here.